ทะเบียนเลขที่ บมจ. 53
File No. 82-3827

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

No. PTTEP 810/134/2002

Finance Dept.
Tel. 66 (0) 2537-4512

02 JUL 11 PM 12:

02042518

Date: July 2, 2002

Subject: Evergreen Filing for PTT Exploration and Production Public Co., Ltd. (PTTEP)

Attn: United States Securities and Exchange Commission

To maintain the exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 for foreign private issuers, PTT Exploration and Production Public Company Limited (PTTEP) (File No. 82-3827) would like to provide as follows (s):

- ☐ Annual Report of ______ SUPPL
- ☐ Financial Statement ______
- ☐ News Release on ______
- ☑ Copy of the letter to the Stock Exchange of Thailand dated ______
  July 2, 2002 "Pailin Project: Phase II Gas Production"

PROCESSED
JUL 15 2002
THOMSON FINANCIAL

- ☐ Others ______

Yours sincerely,

Wanna-arpa P.

Wanna-arpa Pukphibulya
Senior Officer, Investor Relations

7/12

อาคารสำนักงาน ปตท.สผ. 555 ถนนวิภาวดีรังสิต เขตจตุจักร กรุงเทพฯ 10900 โทร. +66 (0) 2537-4000, 2936-2626 แฟ็กซ์ : +66 (0) 2537-4444, 2936-2666-7 http://www.pttep.com
... Road, Chatuchak, Bangkok 10900 Thailand Tel. +66 (0) 2537-4000, 2936-2626 Fax : +66 (0) 2537-4444, 2936-2666-7 http://www.pttep.com

ทะเบียนเลขที่ บมจ. 53

File No. 82-3827

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.810/ 214 /02

Finance Department
Tel. 0-2537-4512

July ๒ , 2002

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Pailin Project: Phase II Gas Production

Reference is made to Pailin Project (concession block B12/27, located in the Gulf of Thailand) with PTT Exploration and Production Public Company Limited (PTTEP), the joint venture partner with 45% interest, Unocal Thailand, Ltd. – the operator with 35% interest, Amerada Hess Exploration (Thailand) Co., Ltd., with 15% interest and MOECO Thai Oil Development Co., Ltd. (an affiliate of Mitsui Oil Exploration Co., Ltd.) with 5% interest. Gas production of the Pailin Project started since August 1999.

The Company would like to report that on July 1, 2002, Pailin Project Phase II gas production has begun in accordance with the Gas Sales Agreement with PTT Public Company Limited at a higher production rate from the average of 165 million cubic feet per day (MMCFD) to the average of 330 MMSCFD. In addition, condensate production from the field is expected to reach approximately 15,300 barrels per day. This marks a successful milestone in increasing production from the Pailin Project as planned in order to satisfy the natural gas demand in Thailand.

Yours sincerely,

Chitrapongse Kwangsukstith
President

อาคารสำนักงาน ปตท.สผ. 555 ถนนวิภาวดีรังสิต เขตจตุจักร กรุงเทพฯ 10900 โทร. +66 (0) 2537-4000, 2936-2626 แฟ็กซ์ : +66 (0) 2537-4444, 2936-2666-7 http://www.pttep.com
PTTEP Office Building, 555 Vibhavadi-Rangsit Road, Chatuchak, Bangkok 10900 Thailand Tel. +66 (0) 2537-4000, 2936-2626 Fax : +66 (0) 2537-4444, 2936-2666-7 http://www.pttep.com